TAHOE RESOURCES INC.

NOTICE OF ANNUAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

March 8, 2012

TAHOE RESOURCES INC.
5190 Neil Road, Suite 460
Reno, Nevada 89502

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of TAHOE RESOURCES INC. (“Tahoe”) will be held at The Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, M5H 2L2 on May 10, 2012 at 9:00 a.m. EDT, for the following purposes:

1.	to receive the report of the directors of Tahoe;

2.	to elect directors for the ensuing year;

3.	to appoint auditors of Tahoe for the ensuing year;

4.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

             An Information Circular accompanies this Notice. The Information Circular contains details of the matters to be considered at the Meeting.

             Regardless of whether or not a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

DATED at Vancouver, British Columbia, March 8, 2012.

BY ORDER OF THE BOARD

(signed) A. Dan Rovig
Chairman of the Board

TAHOE RESOURCES INC.
5190 Neil Road, Suite 460
Reno, Nevada 89502

INFORMATION CIRCULAR
unless otherwise noted, as at March 8, 2012

THE MEETING

             This Information Circular is furnished in connection with the solicitation of proxies by the management of Tahoe Resources Inc. for use at the annual general meeting (the “Meeting”) of its shareholders to be held on May 10, 2012 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

             In this Information Circular, references to “the Company”, “Tahoe”, “we” and “our” refer to Tahoe Resources Inc. “Common Shares” means common shares without par value in the capital of the Company, “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. Unless otherwise indicated all references to “$” or “dollars” in this Information Circular mean United States dollars. References to “CAD”, “C$” or “Canadian dollars” mean Canadian dollars.

VOTING INFORMATION

             Tahoe’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.

Solicitation of Proxies

             The solicitation of proxies will be primarily by mail, but Tahoe’s directors, officers and regular employees may also solicit proxies personally or by telephone. Tahoe will bear all costs of the solicitation. Tahoe has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Tahoe held of record by those Intermediaries and Tahoe may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

             The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of Tahoe. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by striking out the name of the persons named in the Proxy and inserting the name desired of that other individual or company in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

             The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

             If a Shareholder specifies a choice for a matter in the Proxy, and if the Proxy is duly completed and delivered and has not been revoked, the individuals named in the Proxy will vote the Common Shares of Tahoe represented thereby in accordance with the choice you specify on any ballot that may be called for. The Proxy confers discretionary authority on the individuals named therein with respect to:

  each matter or group of matters identified therein for which a choice is not specified;

  any amendment to or variation of any matter identified therein; and

  any other matter that properly comes before the Meeting.

             In respect of a matter for which a choice is not specified in the Proxy, the individuals named in the Proxy will vote Common Shares of Tahoe represented by the Proxy for the approval of such matter.

Registered Shareholders

             If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you wish to submit a Proxy, you must

(a)

complete, date and sign the Proxy, and then return it to Tahoe’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax at 1-866-249-7775 (toll free in North America) or 416-263-9524, or by mail (via postage paid return envelope) at Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9,

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number, or

(c)

use the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number, before 9:00 a.m. (Toronto time) on Tuesday, May 8, 2012, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. The Chairman of the Meeting may waive the proxy cut-off without notice.

Beneficial Shareholders

             The following information is of significant importance to Shareholders who do not hold Common Shares of Tahoe in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

             If Common Shares of Tahoe are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares of Tahoe will not be registered in the Shareholder’s name on the records of Tahoe. Such Common Shares of Tahoe will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares of Tahoe are registered under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

             Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

             There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not so object (called NOBOs for Non-Objecting Beneficial Owners).

             Tahoe is taking advantage of National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, which permits it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs should receive a scannable Voting Instruction Form (“VIF”) from Computershare. NOBOs should complete and return their VIFs to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares of Tahoe represented by the VIFs it receives.

             The Information Circular is being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and Tahoe or its agent has sent these materials directly to you, your name and address and information about your Common Shares of Tahoe have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Common Shares of Tahoe on your behalf.

             By choosing to send these materials to you directly, Tahoe (and not your Intermediary) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your Proxy as specified in the request for voting instructions that you receive.

             Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Common Shares of Tahoe are voted at the Meeting.

             The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by Tahoe. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF to you in lieu of the Proxy provided by Tahoe. The VIF will name the same individuals as Tahoe’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of Tahoe) other than the individuals designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of your desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge in accordance with its instructions well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and to vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

             The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Tahoe or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

             The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Tahoe is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

             In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it (a) by executing a proxy bearing a later date, (b) by executing a valid notice of revocation (where a new proxy is not also filed), or (c) personally attending the Meeting and voting the Registered Shareholder’s Common Shares of Tahoe.

             A later dated proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered to Computershare, by fax at 1-866-249-7775 (toll free in North America) or 416-263-9524, or by mail (via postage paid return envelope) at Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, or to the address of the registered office of Tahoe at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7.

             A later dated proxy must be received before 9:00 a.m. (Toronto time) on Tuesday, May 8, 2012, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

             A notice of revocation must be received before 9:00 a.m. (Toronto time) on May 9, 2012, or, if the Meeting is adjourned, the last business day before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

             Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

             A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting Securities and Principal Holders of Voting Securities

Record Date and Outstanding Shares

             The Record Date for determining persons entitled to receive notice of and vote at the Meeting is March 19, 2012. Only persons who were Registered Shareholders as of the close of business on March 18, 2011 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the Meeting is at least one person being present in person or being represented by proxy, holding not less than 5% of the issued Common Shares of Tahoe entitled to be voted at the Meeting.

             At the close of business on March 8, 2012, 143,515,520 Common Shares of Tahoe were issued and outstanding. Each Registered Shareholder is entitled to one vote per common share of Tahoe held on all matters to come before the Meeting. Common Shares of Tahoe are the only securities of Tahoe which will have voting rights at the Meeting.

Principal Holders of Common Shares of Tahoe

             To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Tahoe as at March 8, 2012, except as follows:

	Number of Common	Percentage of
Name	Shares Beneficially Owned,	Outstanding Common Shares
	Controlled or Directed

Goldcorp Inc.	58,051,692	40.45%

             Pursuant to the terms of the Amended and Restated Shareholders’ Agreement dated October 12, 2010 between Goldcorp Inc. (“Goldcorp”) and the Company, Goldcorp is entitled to have three nominees appointed to the board of directors of the Company (the “Board”). See “Election of Directors – Amended and Restated Shareholders’ Agreement”.

ELECTION OF DIRECTORS

             The size of the Board is fixed at eight. The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until immediately before the election of new directors at the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed.

             The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of Tahoe beneficially owned, controlled or directed by each, directly or indirectly, as at March 8, 2012.

Nominee Name, Position with the Company and Residency	Principal Occupation for the Past Five Years	Period as a Director of the Company	Common Shares of Tahoe Beneficially Owned, Controlled or Directed(1)
A. DAN ROVIG Chairman of the Board Reno, Nevada, United States	Independent consultant since November 2006; Chairman of the Board of Glamis Gold Ltd., March 1999 to November 2006.	June 8, 2010	55,000(6)
C. KEVIN MCARTHUR President, Chief Executive Officer and Director Reno, Nevada, United States	President, Chief Executive Officer and director of Goldcorp, November 15, 2006 to December 31, 2008; President and Chief Executive Officer of Glamis Gold Ltd., a mineral resources company, January 1, 1998 to November 15, 2006.	November 10, 2009	3,800,001(7)

Nominee Name, Position with the Company and Residency	Principal Occupation for the Past Five Years	Period as a Director of the Company	Common Shares of Tahoe Beneficially Owned, Controlled or Directed(1)
LORNE B. ANDERSON(2)(4) Surrey, British Columbia, Canada	Independent financial consultant since 1998; Chief Financial Officer of Tyhee Development Corp., a mineral resources company, from May 2005 to January 16, 2012, and Chief Financial Officer and a director of Skyline Gold Corporation since June 2006; Chief Financial Officer and Treasurer of Glamis Gold Ltd. from 1988 to 1998.	April 14, 2010	157,000(8)
PAUL B. SWEENEY(2)(3) Surrey, British Columbia, Canada	Independent business consultant. Part-time commercial advisor to Plutonic Power Corporation from May 2010 to May 2011; Executive Officer of Plutonic Power Corporation, January 2007 to December 2010; Chief Financial Officer of Canico Resource Corp., 2002 to 2005.	April 14, 2010	315,000(9)
JAMES S. VOORHEES(4)(5) Reno, Nevada, United States	Independent consultant since 2007; Executive Vice President & Chief Operating Officer of Glamis Gold Ltd., July 2005 to November 2006; Vice President Operations and Chief Operating Officer of Glamis Gold Ltd., June 1999 to July 2005.	April 14, 2010	115,000(10)
JOHN P. BELL(4)(5) Vancouver, British Columbia, Canada	Independent director.	June 8, 2010	35,000(11)
KENNETH F. WILLIAMSON(2)(3) Dwight, Ontario, Canada	Independent director.	June 8, 2010	55,000(12)
TANYA M. JAKUSCONEK(3)(5) Toronto, Ontario, Canada	Senior Gold research analyst, Scotiabank, May 2011; National Bank Financial, 1996 to 2010; BBN James Capel 1994 to 1996; RBC Dominion Securities, 1991 to 1994.	May 2, 2011	15,000(13)

_________
Notes:

(1)

The number of Common Shares of Tahoe beneficially owned, controlled or directed, directly or indirectly, by the above nominees for directors is based on information furnished by the nominees themselves and from the insider reports available at www.sedi.ca.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance and Nominating Committee.

(5)	Member of the Health, Safety, Environment and Community Committee.

(6)	A. Dan Rovig also holds options to purchase 80,000 Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(7)

C. Kevin McArthur also holds options to purchase 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015, and 45,000 options to purchase Common Shares of Tahoe at an exercise price of $17.56. Mr. McArthur also holds 320,000 Deferred Share Awards. See “Securities Authorized for Issuance Under Equity Compensation Plans” for further information on Deferred Share Awards.

(8)	Lorne B. Anderson also holds 100,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(9)	Paul B. Sweeney also holds 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(10)	James S. Voorhees also holds 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(11)	John P. Bell also holds 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(12)	Kenneth F. Williamson also holds 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(13)	Tanya M. Jakusconek also holds 45,000 options to purchase Common Shares of Tahoe at an exercise price of C$19.74 and an expiry date of May 31, 2016.

             As of March 8, 2012, the directors of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of Common Shares of Tahoe, representing 3.17% (3.07% fully diluted) of the issued and outstanding Common Shares of Tahoe.

             The following is a detailed description of each nominee’s principal occupation, business or employment. This information has been furnished by the respective nominees.

             A. Dan Rovig, Director and Chair of the Board. Mr. Rovig has been a director of Goldcorp since November 2006. He was a director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1998 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. He holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

             C. Kevin McArthur, President, Chief Executive Officer and Director. Mr. McArthur was appointed as a director and our President and Chief Executive Officer on November 10, 2009. He is currently a Director of Pembrook Mining Company (non-public). He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He remained as a director of Goldcorp until May 2009. Prior to that, he was President and Chief Executive Officer of Glamis Gold Ltd. from January 1, 1998 and served in a variety of management positions with Glamis since 1988. While at Glamis, Mr. McArthur played a key role in the identification, acquisition and development of the Marlin property. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada.

             Lorne B. Anderson, Director. Mr. Anderson is a Chartered Accountant. Mr. Anderson was the Chief Financial Officer of Tyhee Development Corporation from May of 2005 through January 16, 2012. He is currently the Chief Financial Officer and a director of Skyline Gold Corporation. He has been an Independent Financial Consultant to the minerals industry since 1998. From 1988 to 1998 Mr. Anderson was the Chief Financial Officer and Treasurer of Glamis Gold Ltd. He has over twenty years of experience in the mining industry, during which time he has been involved with administration, both equity and bank financings, and investor relations programs.

             Paul B. Sweeney, Director. Mr. Sweeney is an independent business consultant. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 30 years’ experience in financial management of mining and renewable energy companies.

             James S. Voorhees, Director. Mr. Voorhees has been an independent consultant since 2007. Currently Mr. Voorhees is a director of Trinity Mining Holdings A.G. and Cloud Peak Energy. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis Gold Ltd. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

             John P. Bell, Director. Mr. Bell has been a director of Goldcorp since February 2005 and was a director of Wheaton River Minerals Ltd. from December 2004 until its acquisition by Goldcorp in April 2005. He was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator in the British Columbia First Nations treaty process and served as Protocol Adviser to the Four Host First Nations at the Vancouver 2010 Olympic Games. He was a director of Taiga Building Products Ltd. from November 2003 to July 2011. He holds a Bachelor of Commerce degree and an Honorary Doctorate of Laws degree from the University of British Columbia.

             Kenneth F. Williamson, Director. Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. Currently he is a director of Uranium One Inc. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

             Tanya M. Jakusconek, Director. Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B. Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.

Amended and Restated Shareholders’ Agreement

             Pursuant to the terms of the Amended and Restated Shareholders’ Agreement dated October 12, 2010 between Goldcorp and the Company, Goldcorp is entitled to have three nominees appointed to the Board. The current Goldcorp nominees are A. Dan Rovig, Kenneth F. Williamson and John P. Bell. As long as Goldcorp and its affiliates hold 20% or more of the issued Common Shares, Goldcorp has the right to nominate three individuals as directors of the Company at each meeting of Shareholders at which directors are to be elected. The number of individuals Goldcorp and its affiliates are entitled to nominate as directors is subject to adjustment for changes in the size of the Board.

Majority Vote Policy

             The Board has adopted a majority voting policy relating to the election of directors. See “Corporate Governance – Majority Vote Policy”.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

             No proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

             No proposed director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P. Bell who ceased to be a director of JER Envirotech International Corp. (“JER”) within one year of the date JER ceased to do business, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

             No proposed director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

EXECUTIVE COMPENSATION

             As used below, “Named Executive Officer” or “NEO” means the Company’s Chief Executive Officer, Chief Financial Officer and each of the three most highly-compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, whose total annual salary and bonus exceeds C$150,000. The Company’s Named Executive Officers are C. Kevin McArthur, President and Chief Executive Officer, Jaime Mondragón, Chief Financial Officer, Ron Clayton, Executive Vice President and Chief Operating Officer, Brian Brodsky, VP Exploration and Edie Hofmeister, Vice President, General Counsel and Corporate Secretary.

Compensation Discussion and Analysis

             Our approach to executive compensation is to provide suitable compensation for executives that is equitable and competitive and reflects individual achievement. Our compensation arrangements are designed to attract and retain highly qualified individuals who are able to carry out our business objectives.

             One of the Company’s primary objectives is to create long-term shareholder value through consistent outperformance relative to its peers. The compensation program is closely tied to this goal as it is designed to: 1) align the performance objectives of executives with maximizing long-term shareholder value; 2) link the operating and market performance of the company to executive compensation; and 3) provide market competitive pay in order to attract new employees of the highest caliber and retain high-performing executives.

             Total compensation for NEOs is set with reference to the Peer Group of companies (as defined below) for similar job descriptions in similar locations. The total compensation target for NEOs is between approximately the 50th and 75th percentile of the Peer Group. The four basic components of executive compensation since the Company completed its initial public offering (“IPO”) in June 2010 have been the following:

  fixed salary;

  short-term annual incentive plan (“STIP”);

  long-term incentive plan (“LTIP”); and

  extended and group benefits.

Benchmarking

             Comparative data for the following companies were evaluated after being accumulated from a number of external sources: Alamos Gold, Inc., Allied Nevada Gold Corp., Bear Creek Mining Corp., Coeur d’Alene Mines Corp., Endeavour Silver Corp., Great Basin Gold Limited, MAG Silver Corp., Minefinders Ltd., Pan American Silver Corp., Silvercorp Metals Inc., Silver Standard Resources Inc., and Silver Wheaton Corp. (together, the “Peer Group”).

             The Peer Group was selected based on the following section criteria:

1.	Similar industry – precious metals mining with a silver mining bias;

2.	Similar market capitalization within the same industry; and

3.	Public company in Canada with one mine or an early start-up operation.

Base Salary

             Base salary forms an essential element of the Company’s compensation mix, as it is the base measure to compare and remain competitive relative to the Peer Group. Base salaries for NEOs were recommended to the Compensation Committee by the President and Chief Executive Officer (“CEO”). The CEO did not make a recommendation with respect to his own salary. The Compensation Committee and the Board approved the salary ranges for the executive officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. Annual base salary levels are fixed, and they are generally targeted at or below the 50th percentile of the Peer Group. Annual base salary levels are used as the basis to determine other elements of compensation.

Short Term Incentive Plan (“STIP”)

             The STIP provides executives and management employees an incentive to achieve annual goals consistent with operating, financial and corporate responsibility measurements that can generally be improved over time. Amounts payable under the STIP are cash based and are linked to safety/corporate responsibility, overall corporate performance and individual achievement. STIP targets are set at between the 50th and 75th percentile of the Peer Group.

             In 2011 the Compensation Committee approved STIP measurement criteria for determining 2011 STIP bonus payments scheduled for the first quarter of 2012. A total of 50% of STIP was payable based on the following corporate safety and performance criteria (including mine development and exploration and permitting) that ranged between zero and 150% payout, depending on performance:

•	20% – safety component measured against All Occurrences Incident Rate (Mine Safety and Health
•	Administration standard incident rate) (“IR”)
	o	0% award on IR greater than 3.2
	o	50% award on IR between 2.8 and 3.2
	o	100% award on IR between 2.1 and 2.8
	o	150% award on IR less than 2.1 and zero lost time accidents
•	20% – government approvals to commence underground exploration declines
	o	0% award if not received in 2011
	o	50% if received by Q2, 2011
	o	100% if received by Q1, 2011
	o	150% if received by January 31, 2011
•	20% – total underground development advancement
	o	0% if less than 1,200 metres
	o	50% if between 1,200 metres and 1,800 metres
	o	100% if between 1,800 and 2,000 metres
	o	150% if over 2,000 metres
•	20% – government approval of exploitation license
	o	0% if not in 2011
	o	50% if achieved in 2011
	o	100% if achieved in Q3, 2011
	o	150% if achieved before July 31, 2011
•	20% – exploration progress
	o	0% if less than 20% resource growth is indicated
	o	50% if between 20% and 50% resource growth is indicated
	o	100% if greater than 50% resource growth is indicated
	o	150% if greater than 50% resource growth and 5,000 tonnes per day feasibility is completed

             Individual performance against personal objectives made up the remaining 50% of individual NEO appraisals with respect to bonus target levels. Each NEO’s performance was evaluated by the CEO, and discussed with and reviewed by the Compensation Committee. Individual executive performance was determined by the Compensation Committee based on an evaluation of individual accomplishments during the year. The CEO was not involved in judging his own performance, but was interviewed by the Committee. In evaluating the CEO’s performance, the Compensation Committee considered numerous performance factors such as leading the organization to meet or exceed expectations; his personal role in accomplishing strategic goals and objectives for the year; advancing the Escobal Project development and the strategic planning process for the Company; effectively representing the Company in relations with relevant stakeholders including employees, investors, the financial community, government and media; and enhancing the Company’s management team.

             The following table reflects the STIP bonus payment awards in 2010 and 2011. The 2010 bonuses were prorated to reflect actual months worked. Both 2010 and 2011 bonuses were based 50% on corporate performance and 50% on individual performance. The 2011 corporate score reflected 2011 priorities, 2011 defined goals and other qualitative measures.

NEO Name and Principal Position	Year	Base Salary ($)	Target as % Salary	STIP Bonus ($)
C. Kevin McArthur, CEO	2011	315,000	150%	472,500
	2010	300,000	150%	500,000
Jaime Mondragón, CFO	2011	189,000	80%	136,080
	2010	180,000	80%	84,000
Ron Clayton, COO	2011	252,000	80%	201,600
	2010	240,000	80%	240,000
Brian Brodsky, VP Exploration	2011	189,000	80%	143,640
	2010	180,000	80%	84,000
Edie Hofmeister, VP, General Counsel and Corporate Secretary	2011	150,000	60%	81,000
	2010	125,000	40%	45,000

             The Compensation Committee has approved STIP measurement criteria for determining 2012 STIP bonus payments scheduled for the first quarter of 2013. STIP criteria include three general categories: corporate safety and performance; qualitative criteria; and achievement of executive goals.

             A total of 50% of STIP is payable based on the following corporate safety and performance criteria that can range between zero and 150% payout, depending on performance:

•	10% – safety component measured against All Occurrences Incident Rate (“IR”)
	o	0% award on IR greater than 3.2
	o	50% award on IR between 2.8 and 3.2
	o	100% award on IR between 2.1 and 2.8
•	5% – government approval and issuance of Escobal exploitation license
	o	0% award if not received in 2012
	o	50% if received by end of Q2, 2012
	o	100% if received by end of Q1, 2012
	o	150% if received by January 31, 2012
•	10% – underground development advancement; this factor is measured against a matrix of various headings and advance rates
•	5% – mechanical completion of crushing and grinding circuits in the mill complex
	o	0% if not completed by January 31, 2013
	o	50% if completed by January 31, 2013
	o	100% if completed by December 31, 2012
	o	150% if completed by September 30, 2012
•	10% – exploration progress
	o	0% if less than 20% resource growth is achieved
	o	50% if between 20% and 30% resource growth is achieved
	o	100% if between 30% and 50% resource growth is achieved
	o	150% if greater than 50% resource growth
•	10% – other

             A total of 25% of 2012 STIP is based on qualitative factors relating to NEO performance at the sole discretion of the Compensation Committee. Other than CEO STIP, NEO qualitative factors are decided in consultation with the CEO.

             The remaining 25% of 2012 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee. Individual performance factors for the NEOs in 2012 are as follows:

  Mr. McArthur’s performance factors include leading the organization to meet or exceed expectations and accomplish strategic goals and objectives for the year; advancing the Escobal Project development and the strategic planning process for the Company; effectively representing the Company in relations with relevant stakeholders including employees, investors, the financial community, government and media; and enhancing the Company’s management team.

  Mr. Mondragón’s performance factors include maintaining the Company’s strong financial position, liquidity and safe investment of cash resources; developing the financial team, tax planning and controls systems in North America and in Guatemala; managing a growing finance and accounting function commensurate with the Company’s growth; and the accurate and timely reporting of financial results.

  Mr. Clayton’s performance factors include enhancing the depth and accuracy of the Company’s budgeting and planning process; timely completion of resource calculations and feasibility studies for new projects; meeting or exceeding forecasts for acquiring permits and developing the Escobal Project; assisting with investor relations meetings and conferences; recruiting, retaining and developing the operations team; and continuously monitoring and improving safety, community relations and environmental performance at operations.

  Mr. Brodsky’s performance factors include leading the exploration department and meeting or exceeding drilling goals; maintaining concession titles, moving new targets into exploration concession status and staking new concessions where appropriate; growing and increasing confidence in the Escobal Project resource; completing initial drill programs in at least three new target areas in the general Escobal district; recruiting, retaining and developing the exploration team; and continuously monitoring and improving safety, community relations and environmental performance at exploration operations.

  Ms. Hofmeister’s performance factors include leading the legal department and meeting all filing deadlines in conjunction with efforts from the CFO’s office; maintaining full regulatory compliance in multiple jurisdictions; aiding with the maintenance of concession titles; maintaining accurate and timely shareholder records; maintenance of corporate books and records; and overseeing all legal affairs of the Company.

Long Term Incentive Plan (“LTIP”)

             The Company’s compensation arrangement includes LTIP share options and share awards. Share option and share award compensation is designed to align the interests of executive officers with the longer-term interests of the shareholders. LTIP targets are generally set above the Peer Group average. See “Securities Authorized for Issuance Under Equity Compensation Plans” for additional information on our Share Option and Incentive Share Plan, and the process used to grant share options and share awards.

             As part of the pre-IPO valuation of the Company, the executive team was incentivized with one-time Deferred Share Awards in 2010, subject to successful acquisition of the Escobal Project and a successful initial public offering. Such awards were designed to attract and retain high quality executives to the private company prior to the completion of the Company’s IPO. The following table lists the number of Deferred Share Awards issued and the value of such awards at the time of grant.

NEO Name and Principal Position	Deferred Share Awards(1)	Value ($)(2)
C. Kevin McArthur, CEO	200,000	1,152,000
Jaime Mondragón, CFO	200,000	1,152,000
Ron Clayton, COO	200,000	1,152,000
Brian Brodsky, VP Exploration	200,000	1,152,000
Edie Hofmeister, VP, General Counsel and Corporate Secretary	100,000	576,000

_________
Notes:

(1)	Deferred Share Awards were granted on June 8, 2010 and vest 100% at the end of 24 months from the grant date.

(2)	Value calculated using a grant share price at the time of the IPO of C$6.00 per share and exchange rate of C$1.00 – $0.9600.

As part of annual LTIP compensation, share based awards were granted to NEOs on June 10, 2010 and March 3, 2011. The goal was to provide executives equity in the Company in order to align their interests with Shareholders. The following table lists the number of Deferred Share Awards issued and the value of such awards at the time of grant.

NEO Name and Principal Position	Date	Deferred Share Awards (1)	Value ($) (2)
C. Kevin McArthur, CEO	March 2011	45,000	810,745
	June 2010	30,000	182,227
Jaime Mondragón, CFO	March 2011	15,000	270,248
	June 2010	15,000	91,114
Ron Clayton, COO	March 2011	15,000	270,248
	June 2010	15,000	91,114
Brian Brodsky, VP Exploration	March 2011	15,000	270,248
	June 2010	15,000	91,114
Edie Hofmeister, VP, General Counsel and Corporate Secretary	March 2011	9,000	162,149
	June 2010	9,000	54,668

_________
Notes:

(1)	Deferred Share Awards were granted on June 10, 2010 and March 3, 2011 and vest one-third on the first, second and third anniversary dates of the applicable grant date for each award.

(2)

The value for 2011 and 2010 Deferred Share Award grants was calculated using a grant share price of C$17.56 per share and exchange rate of C$1.00 – $1.0260 and grant share price of C$6.40 per share and exchange rate of C$1.00 – $0.9491, respectively.

The executive team was granted share-based option awards on June 10, 2010 in connection with the IPO and on March 3, 2011. Such awards were designed to retain high quality executives and to additionally align their interests with those of the shareholders. Additional options were awarded to Mr. Clayton on November 10, 2010 for performance reasons. The value of these share-based awards and option-based awards are reflected in the compensation tables below. Depending on the future development of the Company and other factors that may be considered relevant, the Compensation Committee and the Board from time to time may decide to emphasize increased base salaries and rely less on share options or other incentives.

NEO Name and Principal Position	Date	Options	Value ($)
C. Kevin McArthur, CEO	March 2011	45,000(1)	447,387(1)
	June 2010	360,001(2)	854,190(2)
Jaime Mondragón, CFO	March 2011	30,000(1)	298,258(1)
	June 2010	180,000(2)	427,095(2)
Ron Clayton, COO	March 2011	30,000(1)	298,258(1)
	June 2010	180,000(2)	427,095(2)
	November 2010	60,000(3)	371,919(3)
Brian Brodsky, VP Exploration	March 2011	30,000(1)	298,258(1)
	June 2010	180,000 (2)	427,095 (2)
Edie Hofmeister, VP, General Counsel and Corporate Secretary	March 2011	24,000(1)	238,607(1)
	June 2010	120,000(2)	284,730(2)

_______
Notes:

(1)

Options granted on March 3, 2011 are valued at C$9.69 using the Black Scholes model, with the exercise price of C$17.56 per share, an expected term of five years, volatility of 60% and an exchange rate of C$1.00 – $1.0260. The options vest over three years in three equal tranches beginning on the first year anniversary.

(2)

Options granted on June 10, 2010 are valued at C$2.50 using the Black Scholes model, with the exercise price of C$6.40 per share, an expected term of five years, volatility of 56% and an exchange rate of C$1.00-$0.9491. The options vest over three years in three equal tranches beginning on the first year anniversary.

(3)

Options granted on November 10, 2010 are valued at C$6.26 using the Black Scholes model, with the exercise price of C$11.15 per share, an expected term of five years, volatility of 66% and an exchange rate of C$1.00 – $0.9902. The options vest over three years in three equal tranches beginning on the first year anniversary.

Extended and Group Benefits

             The Company offers health benefits, life insurance, disability insurance and a 401(k) program for US employees. Such benefits are designed to be competitive with equivalent positions in comparable Canadian and United States organizations. Pensions are not provided.

Hedging Policy

             Insiders of the Company are required to meet specified equity ownership targets to further align their interests with those of Shareholders. The Company believes that transactions that hedge, limit or otherwise change an insider’s economic interest in and exposure to the full rewards and risks of ownership of the Company’s securities would be contrary to this objective.

             For that reason, all insiders of the Company are prohibited from engaging in the following transactions with respect to securities of the Company

(a)	short sales,

(b)	monetization of equity awards (stock options, Deferred Share Awards, Restricted Share Awards) before vesting,

(c)	transactions in derivatives in respect of Company securities, such as put and call options, or

(d)	any other hedging or equity monetization transactions where the insider’s economic interest and risk exposure in Company securities are changed, such as collars or forward sale contracts.

Approach to Risk

             The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Compensation Committee will continually review the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk. At the present time, the Compensation Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risk. The Board takes a conservative approach to executive compensation rewarding individuals for the success of the Company once that success has been demonstrated and incenting them to continue that success through the grant of long-term incentive awards.

Performance Graph

             The following graph compares the monthly percentage change in the Company’s cumulative total shareholder return on its Common Shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index from the completion of the Company’s IPO on June 8, 2010 to December 31, 2011.

             Since the IPO on June 8, 2010, the Company provided significant shareholder value with a 195% increase in share price. Notably, the Company’s market capitalization increased during that time by approximately C$1.9 billion, representing more than a 400% increase over a nineteen-month period.

             The Company’s approach to compensation is closely tied to its goal of creating long-term shareholder value through consistent outperformance relative to its peers. The Company believes that its executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. The Company completed its IPO and its common shares commenced trading on the TSX in June 2010, and thus its common shares have a limited trading history. The Company's management team, including the NEOs, are compensated on the basis of metrics that the Company considers to be fundamental, namely the development of the Escobal Project, instead of on factors tied to the performance of the Company’s shares in the market. Overall, however, the percentage increase in the trading price is significantly greater than the percentage increase of the NEOs’ compensation during the same period.

             During 2011, silver prices fell by 10% and the Company’s share price appreciated by 20%. The trend in the Company’s compensation to executive officers over the same period reflects a negative correlation, as NEO total compensation is generally lower for 2011 as compared to 2010. This trend partly can be explained by the one-time stock grants made to NEOs at the time of the IPO in June 2010.

Succession Planning

             The Company has a succession plan for its executive team. The CEO prepared the succession plan in 2010 and reviewed it with the Compensation Committee, which in turn presented it to the entire Board in executive session. The Plan includes a succession strategy for each of the CEO’s direct reports as well as other key positions in the Company.

             The Board is responsible for:

  ensuring there is an orderly succession plan for the position of President and CEO;

  reviewing and approving the CEO’s succession planning for each of his direct reports;

  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the CEO or any of his direct reports;

  ensuring that the CEO has a succession planning process in place for other members of senior management in key positions.

             The Board took steps in 2010 and 2011 to meet with the executive team and employees who have been identified as potential executives. These steps included participation in social gatherings surrounding regularly scheduled Board meetings, formal and informal presentations during Board meetings and a project tour in 2010 that involved 100% Board participation.

Compensation Governance/Committee

             Information on the Company's Compensation Committee and the skills and experience of its members in making decisions with respect to compensation policies and practices of the Company can be found in "Corporate Governance - Board Committees - Compensation Committee" in this Information Circular.

Summary Compensation Table

             The following table provides information regarding compensation from June 8, 2010 through December 31, 2011, paid to or earned by the individuals who served as NEOs of the Company during such period.

NEO Name and Principal Position	Year	Salary ($)(1)	Share- Based Awards ($)(2)	Option- Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		All Other Compensation(4) ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long- term Incentive Plans
C. Kevin McArthur, CEO	2011	311,250	810,745	447,387	378,000	Nil	Nil	1,947,832
	2010	175,000	1,334,227	854,190	500,000	Nil	Nil	2,863,417
Jaime Mondragón, CFO	2011	186,750	270,248	298,258	120,960	Nil	29,600	905,816
	2010	150,000	1,243,114	427,095	84,000	Nil	Nil	1,904,209
Ron Clayton, COO	2011	249,000	270,248	298,258	162,280	Nil	37,293	1,017,079
	2010	180,002	1,243,114	799,014	240,000	Nil	76,333(5)	2,538,388
Brian Brodsky, VP Exploration	2011	186,750	270,248	298,258	120,960	Nil	42,293	918,509
	2010	105,923	1,243,114	427,095	84,000	Nil	Nil	1,860,132
Edie Hofmeister, VP, General Counsel, and Corporate Secretary	2011	143,750	162,149	238,607	72,000	Nil	13,849	630,355
	2010	114,425	630,668	284,730	45,000	Nil	Nil	1,074,823

_________
Notes:

(1)

During 2010, annual salaries for McArthur, Mondragón, Clayton, Brodsky and Hofmeister were $300,000, $180,000, $240,000, $180,000 and $125,000, respectively. Amounts disclosed for 2010 relate to the following dates upon which such NEO’s compensation commenced: McArthur, June 8, 2010; Mondragón, March 1, 2010; Clayton, April 1, 2010; Brodsky, June 1, 2010; and Hofmeister, February 1, 2010. During 2011 annual salaries for McArthur, Mondragón, Clayton, Brodsky and Hofmeister were $311,250, $186,750, $249,000, $186,750 and $150,000, respectively. Amounts disclosed for 2011 reflect a compensation adjustment effective March 2, 2011, the date the Board of Directors approved executive salaries for 2011.

(2)

For share-based awards, the fair value was based on the market price of the Common Shares and the exchange rate on the grant date. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(3)

Represents the grant date fair value for option-based awards. Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes model using the assumptions described in the table under “Share Option Values and Assumptions” below. (Option-based awards were converted from Canadian dollars to US dollars at the prevailing rate on the date on which the awards were granted.) The grant date fair value of option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(4)	“All other compensation” includes health benefits, life insurance, disability insurance and a 401(k) program for participating employees.

(5)	Relocation expense for Ron Clayton in 2010 amounted to $76,333.

Share Option Values and Assumptions

             The following table describes the assumptions and calculations used in the Black-Scholes models for the grant date fair value and the accounting fair value of option-based awards.

	Grant Dates
	March 2011	June 2010	Nov 2010
Share price at grant date in CAD	C$18.43	C$6.40	C$11.14
Exercise price in CAD	C$17.56	C$6.40	C$11.15
Expected volatility (weighted average volatility)	60%	56%	66%
Option life (expected weighted average life)	5	5	5
Expected dividends	-	-	-
Risk-free interest rate (based on government bonds)	1.39%	1.77%	1.77%
Resulting fair value at grant date in CAD	C$9.69	C$2.50	C$6.26
Exchange Rate for US$1.00	C$1.0260	C$0.9491	C$0.9902

Incentive Plan Awards

             The following table provides for the Named Executive Officers information regarding the awards outstanding as at December 31, 2011.

	Option-based Awards				Share-based Awards
NEO Name and Principal Position	Number of Securities underlying unexercised options (#)	Option Exercise Price (C$)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed ($)
C. Kevin McArthur, CEO	120,000	6.40	10-Jun-15	1,330,995	265,000	4,606,957	Nil
	45,000	17.56	3-Mar-16	5,310
Jaime Mondragón, CFO	180,000	6.40	10-Jun-15	1,996,492	225,000	3,911,567	Nil
	30,000	17.56	3-Mar-16	3,540
Ron Clayton, COO	180,000	6.40	10-Jun-15	1,996,492	225,000	3,911,567	Nil
	60,000	11.15	10-Nov-15	385,257
	30,000	17.56	3-Mar-16	3,540
Brian Brodsky, VP Exploration	180,000	6.40	10-Jun-15	1,996,492	220,000	3,911,567	Nil
	30,000	17.56	3-Mar-16	3,540
Edie Hofmeister, VP, Corporate Secretary and General Counsel	120,000	6.40	10-Jun-15	1,330,995	115,000	1,999,246	Nil
	24,000	17.56	3-Mar-16	2,832

__________
Notes:

(1)

Value calculated based on the difference between the closing price of the Common Shares on December 30, 2011 (C$17.68) and the option exercise price converted to US dollars at the December 30, 2011 exchange rate of C$1.00 – $$0.9833.

(2)	Value calculated based on the closing price of the Common Shares on December 30, 2011 (C$17.68) converted to US dollars at the December 30, 2011 exchange rate of C$1.00 – $0.9833.

             The following table provides information regarding the awards granted to the Named Executive Officers of the Company that have vested or have been earned by the Named Executive Officers during the period from June 10, 2010 to March 8, 2012.

NEO Name and Principal Position	Year	Option-based awards – Value vested during the year ($)(1)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
C. Kevin McArthur, CEO	2011	1,330,994(2)	173,847	378,000
	2010	996,100(1)	Nil	500,000
Jaime Mondragón, CFO	2011	665,497(2)	86,924	120,960
	2010	498,050(1)	Nil	84,000
Ron Clayton, COO	2011	793,916(2)	86,924	162,280
	2010	569,057(1)	Nil	240,000
Brian Brodsky, VP Exploration	2011	665,497(2)	86,924	120,960
	2010	498,050(1)	Nil	84,000
Edie Hofmeister, VP, General Counsel & Corporate Secretary	2011	443,665(2)	52,154	72,000
	2010	332,033(1)	Nil	45,000

__________
Notes:

(1)

One-third of all option based awards had vested as at December 31, 2010. Value is calculated based on the difference between the closing price of the Common Shares on December 31, 2010 (C$14.70) and the option exercise price converted to US dollars at the December 31, 2010 exchange rate of C$1.00-$1.0001.

(2)

As at December 31, 2011, two-thirds of the Initial Stock Grant option based awards had vested. Value is calculated based on the difference between the closing price of the Common Shares on December 30, 2011 (C$17.68) and the option exercise price converted to US dollars at the December 3, 2011 exchange rate of C$1.00 – $0.9833.

Share Ownership by Executives

             All NEOs are required to have a significant long-term financial interest in the Company to align their interests with those of the shareholders. NEOs with the titles of CEO, CFO, COO, Senior VP and VP of Exploration are required to own shares having a total acquisition cost or value of at least two times the NEO’s base salary. NEOs with a title of VP other than those listed above are required to own shares having a total acquisition value of at least half of the NEO’s base salary. This requirement must be attained two years from the date of hire or election to the position of Executive Officer (June 10, 2010 in all cases to-date) and must be maintained throughout the NEO’s tenure at the Company. The calculations to monitor compliance with this requirement are made as of December 31 of each year. Since the Company completed its IPO in 2010, the NEOs have until December 31, 2012 to meet this requirement. Messrs. McArthur and Clayton and Ms. Hofmeister have already attained the minimum share ownership under this policy.

Termination of Employment, Changes in Responsibility and Employment Contracts

             We have entered into employment agreements with all of our executive officers at or after June 8, 2010. The terms of those agreements provide for compensation as to salary, bonus, share options and share awards, as well as for payment or benefit in the event of termination of employment, change of control of the Company or change in the officer’s responsibilities after a change of control of the Company. All such employment agreements were reviewed by the Compensation Committee and approved by the Board prior to execution by the Company.

             The employment agreements provide that upon termination without cause, the executive officer will be entitled to the following: (i) twelve months base salary; (ii) accrued but unused paid time off as of the date of termination; (iii) any stock grants or options that were conferred by the Company to the executive which shall vest at the date of termination and shall remain exercisable until the earlier of (A) the termination date of such grant or option or (B) the date which is 12 months from the date of such termination; and (iv) continuation of health benefits until the first anniversary of the termination date.

             The employment agreements also provide that, if within twelve months of a “change of control”, the executive officer is terminated for any reason other than just cause, or a “triggering event” occurs and the executive officer elects to terminate his or her employment agreement, the executive officer is entitled to the following: (i) two times the annualized compensation (including bonus) in effect on the termination date, (ii) accrued but unused paid time off as of the date of termination; (iii) any stock grants or options vested on or before the date of termination that were conferred by the Company to the executive which shall vest at the date of termination and shall remain exercisable until the earlier of (A) the termination date of such grant or option or (B) the date which is 12 months from the date of such termination; (iv) continuation of health benefits for 18 months after the termination date; and (v) if any of the foregoing payments are subject to excise tax, the executive officer is entitled to a gross-up payment to compensate for such tax payable.

             Under the employment agreements, “change of control” means the occurrence of any one of the following events: (i) a change in the composition of the Board resulting in less than 50% of the Board being composed of either (A) individuals who were directors of the Company as of the date of the applicable employment agreement, or (B) individuals who become directors of the Company after the date of the applicable employment agreement with the agreement of at least a majority of the directors who are directors at the date of such individual’s election or appointment; (ii) any acquiror acquiring voting securities of the Company which would entitle the acquiror to cast 42% or more of the votes attached to all of the Company’s outstanding voting securities, and shareholders having approved all necessary resolutions required to permit such acquisition of voting securities; or (iii) the Company disposing of more than 50% of its consolidated assets generating more than 50% of the Company’s consolidated operating income or cash flow, and shareholders having approved all necessary resolutions required to permit such disposition of assets.

             Under the employment agreements, “triggering event” means any of the following: (i) a material diminution in the authority, duties, or responsibilities of the executive officer or of the individual to whom the executive officer is required to report; (ii) a material diminution in the executive officer’s base salary; (iii) a material diminution in the budget over which the executive officer retains authority; (iv) a material change in the geographic location at which the executive officer is regularly required to carry out the terms of employment with the Company; or (v) any other action or inaction by the Company that constitutes a material breach of the employment agreement.

             The following table is a summary of the payments owing to the NEO upon termination without cause and termination upon change of control.

Named Executive Officer		Termination Without Cause(1)	Termination Upon Change of Control(1)
C. Kevin McArthur, CEO	Severance Period	one year	two years
	Severance Payment	$311,250	$622,500
	Severance Bonus	Nil	$933,750
	Unvested Stock Options	$1,336,305	$2,988,299
	Unvested Share Awards	$4,606,957	$3,381,338
	Benefits	Nil	Nil
Jaime Mondragón, CFO	Severance Period	one year	two years
	Severance Payment	$186,750	$373,500
	Severance Bonus	Nil	$298,800
	Unvested Stock Options	$2,000,032	$1,494,149
	Unvested Share Awards	$3,911,567	$3,160,816
	Benefits(2)	$24,600	$49,200
Ron Clayton, COO	Severance Period	one year	two years
	Severance Payment	$249,000	$498,000
	Severance Bonus	Nil	$398,400
	Unvested Stock Options	$2,385,289	$1,707,171
	Unvested Share Awards	$3,911,567	$3,160,816
	Benefits(2)	$37,293	$74,586
Brian Brodsky, VP Exploration	Severance Period	one year	two years
	Severance Payment	$186,750	$373,500
	Severance Bonus	Nil	$298,800
	Unvested Stock Options	$2,000,032	$1,494,149
	Unvested Share Awards	$3,911,567	$3,160,816
	Benefits(2)	$37,293	$74,586
Edie Hofmeister, VP, Corporate Secretary and General Counsel	Severance Period	one year	two years
	Severance Payment	$150,000	$300,000
	Severance Bonus	Nil	$80,000
	Unvested Stock Options	$1,333,827	$996,100
	Unvested Share Awards	$1,999,245	$1,602,460
	Benefits(2)	$13,849	$27,698

_________
Note:

(1)	Value calculated based on a triggering event date of December 30, 2011, with a share value of C $17.68 and an exchange rate of C$1.00 – $0.9833.

(2)

Group health and medical coverage continues for up to 12 months in the event an employee is terminated without cause and for up to 18 months if the employee is terminated upon a change of control as defined in the employment agreements.

Compensation of Directors

             The Company's directors' compensation is designed to attract and retain high caliber Board members. The Board meets annually to review the adequacy and form of directors’ compensation, and it conducts a benchmarking against the Peer Group. For 2010 and on a pro rata basis for the first quarter of 2011, each Board member was entitled to receive annual Board fees of C$50,000, except that the Chair of the Board was entitled to receive C$100,000, and each Committee Chair was entitled to receive an additional C$20,000. Based on internal research of the director compensation arrangements of the Peer Group, the Company revised its Board compensation arrangements for 2011. Effective as of the second quarter of 2011, each Board member is entitled to receive annual Board fees of C$70,000, except that the Chair of the Board is entitled to receive C$120,000, and each Committee Chair is entitled to receive an additional C$20,000. The following table provides information regarding the compensation provided to each non-executive director during the financial year ended December 31, 2011.

Name	Fees Earned ($)(1)(2)	Share-Based Awards ($)(3)	Option-Based Awards ($)(4)(5)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
A. Dan Rovig, Chair	85,000	104,000	Nil	Nil	Nil	189,000
Lorne B. Anderson	84,423	104,000	Nil	Nil	Nil	188,423
Paul B. Sweeney	84,423	104,000	Nil	Nil	Nil	188,423
James S. Voorhees	62,500	104,000	Nil	Nil	Nil	166,500
John P. Bell	64,145	104,000	Nil	Nil	Nil	168,145
Kenneth F. Williamson	84,4223	104,000	Nil	Nil	Nil	188,423
Tanya M. Jakusconek	16,779	104,000	430,067	Nil	Nil	534,037

__________
Notes:

(1)

The cash retainer is paid quarterly in advance, effective after the Company’s annual general meeting expected to be held in May 2012. Directors are also reimbursed for their Board-related expenses incurred on our behalf. Figures have been converted from Canadian dollars to US dollars at the rate prevailing on the dates of payment.

(2)	The Chair of the Board receives C$120,000 and directors receive C$70,000 annually. Chairs of committees receive an additional C$20,000.

(3)

Each Director was granted 5,000 Deferred Share Awards on May 3, 2011. The fair value was based on the C$19.74 market price of the Common Shares and the exchange rate on the grant date C$1.00 – $1.0543. The grant date fair value of share- based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements. In accordance with IFRS accounting requirements, the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(4)

Appointed on May 2, 2011, Ms. Jakusconek was granted 45,000 share options at an exercise price of C$19.74 per share. The accounting fair value for grants option-based awards was based on a Black-Scholes value of C$9.07 calculated at the grant date. The key assumptions used in the model are based on an expected term of five years and a volatility of 59%.

(5)

Option-based awards were converted from Canadian dollars to US dollars at the prevailing rate on the date on which the awards were granted. Awards granted on May 3, 2011 were converted at the rate of C$1.00 – $1.0537.

             The following table provides information regarding the compensation provided to each non-executive director during the financial year ended December 31, 2010.

Name	Fees Earned ($)(1)(2)	Share- Based Awards ($)(3)	Option- Based Awards ($)(4)(5)	Non-Equity Incentive Plan Compensation ($)	All Other Compensati on ($)	Total ($)
A. Dan Rovig, Chair	72,818	60,742	284,730	Nil	Nil	418,290
Lorne B. Anderson	50,972	60,742	284,730	Nil	Nil	396,444
Paul B. Sweeney	50,972	60,742	284,730	Nil	Nil	396,444
James S. Voorhees	50,972	60,742	284,730	Nil	Nil	396,444
John P. Bell	36,409	60,742	284,730	Nil	Nil	381,881
Kenneth F. Williamson	50,972	60,742	284,730	Nil	Nil	396,444

_________
Notes:

(1)

The cash retainer was paid quarterly in advance, effective after the Company’s annual general meeting which was held on May 2, 2011. Directors were also reimbursed for their Board-related expenses incurred on our behalf. Figures have been converted from Canadian dollars to US dollars at the rate prevailing on the dates of payment.

(2)	In 2010, the Chair of the Board received C$100,000 and directors received C$50,000 annually. Chairs of committees received an additional C$20,000.

(3)

Immediately following the IPO, directors were granted 10,000 Deferred Share Awards on June 10, 2010. The fair value was based on the C$6.40 market price of the Common Shares and the exchange rate on the grant date C$1.00 – $0.9491.

(4)

Immediately following the IPO, directors were granted 120,000 share options at an exercise price of C$6.40 per share. The accounting fair value for option awards was based on a Black-Scholes value of C$2.50 calculated at the grant date. The key assumptions used in the model are based on an expected term of five years and a volatility of 56%. The grant date fair value of option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(5)

Option-based awards were converted from Canadian dollars to US dollars at the prevailing rate on the date on which the awards were granted. Awards granted on June 10, 2010 were converted at the rate of C$1.00 – $0.9491.

             The Chief Executive Officer does not collect Board fees. No additional fees, including meeting fees, were paid to directors in 2010. Director compensation is subject to review and possible change on an annual basis. The 120,000 share option grant for new directors was associated with the IPO. Further share option grants for Board members are not anticipated in the near future.

Incentive Plan Awards

             The following table provides information for the directors of the Company regarding the awards outstanding as at December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option Exercise Price (C$)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market payout value of vested share- based awards not paid out or distributed ($)
A. Dan Rovig, Chair	80,000	6.40	June 10, 2015	887,328	Nil	Nil	Nil
Lorne B. Anderson	120,000	6.40	June 10, 2015	1,330,992	Nil	Nil	Nil
Paul B. Sweeney	120,000	6.40	June 10, 2015	1,330,992	Nil	Nil	Nil
James S. Voorhees	120,000	6.40	June 10, 2015	1,330,992	Nil	Nil	Nil
John P. Bell	120,000	6.40	June 10, 2015	1,330,992	Nil	Nil	Nil
Kenneth F. Williamson	120,000	6.40	June 10, 2015	1,330,992	Nil	Nil	Nil
Tanya M. Jakusconek(2)	45,000	19.74	May 3, 2016	Nil	Nil	Nil	Nil

_________
Note:

(1)

Value calculated based on the difference between the closing price of the Common Shares on December 30, 2011 (C$17.68) and the option exercise price converted to US dollars at the December 31, 2011 exchange rate of C$1.00 – $0.9833.

(2)	Ms. Jakusconek became a director on May 2, 2011.

             The following table provides information regarding the awards granted to the non-executive directors of the Company that have vested or have been earned by those directors during the period from January 1, 2011 to December 31, 2011.

Name	Option-based awards – Value vested during the period ($)(1)	Share-based awards – Value vested during the period ($)(2)	Non-equity incentive plan compensation – Value earned during the period ($)
A. Dan Rovig, Chair	443,664	Nil	Nil
Lorne B. Anderson	443,664	Nil	Nil
Paul B. Sweeney	443,664	Nil	Nil
James S. Voorhees	443,664	Nil	Nil
John P. Bell	443,664	Nil	Nil
Kenneth F. Williamson	443,664	Nil	Nil
Tanya M. Jakusconek	Nil	Nil	Nil

__________
Notes:

(1)

As at December 30, 2011, two-thirds of all option-based awards had vested. Value is calculated based on the difference between the closing price of the Common Shares on December 30, 2011 (C$17.68) and the option exercise price converted to US dollars at the December 31, 2011 exchange rate of C$1.00 – $0.9833.

(2)

For share-based awards, the fair value was based on the C$19.74 market price of the Common Shares and the exchange rate of C$1.00 – $0.9833 at December 30, 2011. As the closing price of the Common Shares was C$17.68 on December 30, 2011, the value of the vested share-based awards is zero on December 30, 2011.

CORPORATE GOVERNANCE

Board of Directors

             The Board is responsible for supervising the management of the business and affairs of the Company. The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Company’s strategic objectives. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management.

             The directors are kept informed of the Company’s operations at meetings of the Board and its committees and through reports and analyses provided by management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. Since January 1, 2011 the Board formally met five times.

             As required by the Company’s Corporate Governance Guidelines, a majority of the members of the Board (including A. Dan Rovig, the Chair of the Board) are independent directors, and thus the Board is able to act independently from management. The Board is currently comprised of eight persons, of whom seven are independent directors. The Board is responsible for determining whether or not each director is an independent director. In so doing, the Board analyzes all relationships of the directors with the Company and its subsidiaries. Directors are considered to be independent if they have neither direct nor indirect material relationships with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

             The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
A. Dan Rovig	Independent
C. Kevin McArthur	Non-Independent Mr. McArthur is the Company’s President and Chief Executive Officer.
Lorne B. Anderson	Independent
Paul B. Sweeney	Independent
James S. Voorhees	Independent
John P. Bell	Independent
Kenneth F. Williamson	Independent
Tanya M. Jackusconek	Independent

             The Company’s Corporate Governance Guidelines require the independent directors to meet in conjunction with every regular meeting of the Board. Since January 1, 2011 the independent directors of the Company held five executive sessions at which only independent directors and members of management were in attendance. In order to facilitate open and candid discussion among its independent directors, from time to time as circumstances dictate, the non-independent directors and any representatives of management in attendance at a meeting of the Board will be excused.

             The Chair’s primary role and responsibilities include overseeing the Board’s discharge of its duties, the responsibilities delegated to committees and communication of strategy, plans and performance to the Board; fostering the Board’s understanding of responsibilities and liaising with management; establishing procedures to govern conduct of the Board’s work; and scheduling and presiding over Board meetings.

             The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in Canada or foreign jurisdictions:

Director	Name and Reporting Issuers
Lorne B. Anderson	Skyline Gold Corporation
Paul B. Sweeney	Polaris Minerals Corporation, Alterra Power Corp. and Mongolia Growth Group Ltd.
James S. Voorhees	Trinity Mining Holdings A.G. and Cloud Peak Energy
A. Dan Rovig	Goldcorp (interlocking with Bell, Williamson)
John P. Bell	Goldcorp (interlocking with Rovig, Williamson)
Kenneth F. Williamson	Goldcorp (interlocking with Rovig, Bell), and UraniumOne Inc.

Board Committees

             The Board has the following committees:

Committee	Members	Independent
Audit	Paul B. Sweeney* Lorne B. Anderson Kenneth F. Williamson	Yes Yes Yes
Compensation	Paul B. Sweeney Tanya M. Jakusconek Kenneth F. Williamson*	Yes Yes Yes
Corporate Governance and Nominating	Lorne B. Anderson* James S. Voorhees John P. Bell	Yes Yes Yes
Health, Safety, Environment, and Community	James S. Voorhees* John P. Bell Tanya M. Jakusconek	Yes Yes Yes

*Committee Chair.

Audit Committee

             The Audit Committee is currently comprised of three directors (Paul B. Sweeney, Lorne B. Anderson and Kenneth F. Williamson), all of whom are independent directors. The Audit Committee has been established to fulfill applicable reporting issuer obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting. The Audit Committee’s responsibilities include, but are not limited to, overseeing the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements, overseeing the qualifications and independence of the external auditors, overseeing the work of the Company’s financial management and external auditors in these areas, and providing an open avenue of communication between the external auditors, the Board and senior officers. If a Committee member serves on the audit committees of more than five reporting issuers or public corporations, including the Company, the Board must determine that such service does not impair the ability of the member to effectively serve on the Committee and disclose such determination in the annual proxy circular. No member of the Company’s Audit Committee sits on more than five Audit Committees.

             The Audit Committee had five formal meetings since January 1, 2011.

See “Information Concerning the Company’s Audit Committee and External Auditor” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2011 (available at www.sedar.com) for more information concerning the Audit Committee and its members, including the Audit Committee charter which is attached as Appendix A to the AIF.

Compensation Committee

             The Compensation Committee, comprised entirely of independent directors (Paul B. Sweeney, Tanya M. Jakusconek and Kenneth F. Williamson) determines the compensation for the Company’s directors and executive officers. Messrs. Sweeney and Williamson have direct experience relevant to executive compensation responsibilities. Mr. Sweeney presently serves on the Compensation Committee of Polaris Minerals where he has served for the past 3 years. In addition, Mr. Sweeney was the Chairman of the Magma Energy Compensation Committee from 2010 to 2011 and was on the Pan American Silver Compensation Committee from 2009 to 2010.

At various times since 2004, Mr. Williamson has served on the Compensation Committees of four public companies: Glamis Gold, Goldcorp, Quadra FNX and Uranium One.

             The Committee has the skills and experience that permit it to make decisions on the suitability and ethicality of the Company’s compensation policies and practices. In addition, two of its members have experience over many years in administering appropriate levels and forms of executive compensation, identifying related performance conditions and requirements, and implementing associated governance and shareholder requirements. The Committee draws on its expertise in balancing the Company’s need to retain and motivate the best available talent with shareholder, regulatory, and public concerns over executive pay. The Committee has a proven ability to work effectively with the CEO in setting appropriate levels of executive compensation.

             The Compensation Committee’s responsibilities, powers and operations include, but are not limited to, reviewing the compensation paid to the Company’s directors, reviewing the performance and compensation paid to the Company’s executive officers, making recommendations on compensation to the Board and overseeing the compensation and incentive plans of the Company. In regards to the process followed by the Compensation Committee in determining compensation, the Compensation Committee will review (and if required revise) the position description of the Chief Executive Officer and recommend annual performance goals and criteria for the Chief Executive Officer, and review the Chief Executive Officer’s evaluation of the performance of the other senior officers of the Company and the Chief Executive Officer’s recommendations with respect to the amount of compensation to be provided to the senior officers.

             The Compensation Committee will also review and assess the compensation package of the Chief Executive Officer and the senior officers. In conducting such review, the Compensation Committee will consider, among other things, the compensation packages for the prior year, the Compensation Committee’s evaluation of individual performance, the Company’s performance and relative shareholder return, the competitiveness of the compensation package, and the awards given in previous years. No member of the Compensation Committee serves as CEO of another Company.

             The Compensation Committee held three formal meetings since January 1, 2011.

Corporate Governance and Nominating Committee

             The Corporate Governance and Nominating Committee (“Governance Committee”) is currently comprised of three directors (Lorne B. Anderson, James S. Voorhees and John P. Bell) all of whom are independent directors. Mr. Anderson is the Chair of this Committee. The Governance Committee has responsibility for corporate governance matters, Board composition and nominations.

             In its oversight of corporate governance, the Governance Committee is responsible for, among other things, developing and recommending to the Board the Company’s approach to corporate governance, reviewing and revising corporate governance guidelines, monitoring and assessing the relationship between the Board and management and recommending changes where necessary to ensure independence of the Board, overseeing orientation and education opportunities for directors, evaluating the effectiveness of the Board, the performance of the Chair of the Board and Chairs of committees and the performance of individual directors, recommending appointments to Committees, reviewing the charters of Committees, and reviewing and approving disclosure of the Company’s corporate governance practices annually.

             With respect to Board composition, the Governance Committee is responsible for, among other things, evaluating and making recommendations with respect to the size of the Board and identifying and recommending individuals as nominees for positions on the Board. The Company maintains an “ever-green” list of suitable director candidates for use by the Governance Committee. We expect that the Committee will, subject to approval by the full Board, establish and review on an annual basis, criteria and personal qualifications to be used in making selections of candidates to the Board. Such criteria and qualifications may include business and financial experience and acumen, integrity, willingness to devote the necessary time and energy to fulfill the duties and responsibilities of a director, independence, the current matrix of director talent and qualifications on the Board and such other criteria and specific qualifications to fit the needs of the Board as the Committee determines to be appropriate under the circumstances.

             The Governance Committee is also responsible for making an annual assessment and reporting to the Board its evaluation of the overall performance and effectiveness of the Board and each Committee, the Chair, each Committee chair and each director. Since January 1, 2011 Board members have participated in two annual Board and Committee evaluations which were administered by the Governance Committee. The Governance Committee analyzed evaluation results and concluded that each Committee and the full Board were functioning satisfactorily in both 2010 and 2011. Full reports were made to the Board regarding evaluation results. The Governance Committee had three formal meetings since January 1, 2011. (See “Assessments” below.)

Health, Safety, Environment and Community Committee

             The HSE&C Committee is composed of three directors (James S. Voorhees, John P. Bell and Tanya M. Jakusconek) all of whom are independent directors. Mr. Voorhees is the Chair of the Committee.

             The HSE&C Committee is responsible for establishing and reviewing our health, safety and environmental policies, monitoring effectiveness of, and compliance with, such policies, and receiving audit results and reports from management regarding environmental, health and safety performance.

             The Health, Safety, Environment and Community Committee had two formal meetings since January 1, 2011.

             The Board meets on a quarterly and as-needed basis. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee charter. The Company also expects each director to attend the annual meeting of the Company’s shareholders. The Company’s annual meeting of shareholders is scheduled for May 10, 2012.

             During the period commencing January 1, 2011 and ended March 8, 2012, the Board met five times with all Board members in attendance. The Audit Committee met five times, the Compensation Committee met three times, the Corporate Governance Committee met three times, and the HSE&C Committee met twice.

             The following table provides details regarding director attendance at Board and committee meetings held since January 1, 2011. The table only shows attendance for committee members, although all directors are encouraged to participate and frequently attend meetings of committees of which they are not members.

Director	Board (5 Meetings)		Audit Committee (5 meetings)		Compensation Committee (3 meetings)		Corporate Governance & Nominating Committee (3 meetings)		Health, Safety, Environment & Community Committee (2 meeting)
	Number	%	Number	%	Number	%	Number	%	Number	%
C. Kevin McArthur	5of 5	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	100
Lorne Anderson	5 of 5	100	5 of 5	100	2 of 2(2)	100	3 of 3	100	n/a	n/a
John P. Bell	5 of 5	100	n/a	n/a	n/a	n/a	3 of 3	100	2 of 2	100
A. Dan Rovig	5 of 5	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paul B. Sweeney	5 of 5	100	5 of 5	100	3 of 3	100	n/a	n/a	n/a	n/a
Kenneth F. Williamson	5 of 5	100	5 of 5	100	3 of 3	100	n/a	n/a	n/a	n/a
James S. Voorhees	5 of 5	100	n/a	n/a	n/a	n/a	3 of 3	100	2 of 2	100
Tanya M. Jakusconek	4 of 4(1)	100	n/a	n/a	2 of 2(2)	100	n/a	n/a	2 of 2	100
Overall Attendance Rate	100		100		100		100		100

_________
Notes:

(1)	Tanya Jakusconek began serving as a director in May 2011.

(2)	Tanya Jakusconek began serving on the Compensation and HSE&C Committees in May 2012, replacing Mr. Anderson on the Compensation Committee and Mr. McArthur on the HSE&C Committee.

Share Ownership by Directors

             All directors are required to have a significant long-term financial interest in the Company to align their interests with those of the shareholders. Directors shall own shares having a total acquisition cost or value not less than 50% of the annual aggregate directors’ fees paid to them. Directors are provided a period of two years following initial election to achieve this requirement. As at December 31, 2011, all directors owned sufficient shares in compliance with this board governance provision.

Board Mandate

             The Board has responsibility for the stewardship of the Company and has adopted a formal mandate setting out the Board’s stewardship responsibilities, including the Board’s responsibilities for the appointment of management, management of the Board, strategic planning, monitoring of financial performance, financial reporting, risk management and oversight of the Company’s policies and procedures, communications and reporting and compliance. The full text of the Board’s written mandate is attached as Appendix A to this Information Circular and is available on the Company’s website at www.tahoeresourcesinc.com.

Majority Vote Policy

             The Board has adopted a majority voting policy relating to the election of directors. Pursuant to this policy, any nominee for director of the Company who, in an uncontested election, has greater than 50% of the votes represented by proxies validly deposited prior to a shareholders meeting at which directors are to be elected withheld from his or her election, will promptly submit his or her proposed resignation to the Board for consideration following the meeting. Such proposed resignations will be considered by directors other than the individual who submitted a resignation, and such directors may choose to accept or reject the resignation. The Company will issue a press release within 90 days following the date of the meeting disclosing if the directors accepted or rejected the resignation, and if the proposed resignation was rejected, the reasons therefor.

Position Descriptions

             The Board has approved written position descriptions for the Chair of the Board and the CEO of the Company. The Chairman of the Board must be an independent director elected by the Board. The prime responsibility of the Chair is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Company. Critical to meeting this accountability standard is the relationship between the Board, management, Shareholders and other stakeholders. The Chair, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Company. The CEO’s primary responsibility is to lead the Company by providing a strategic direction that includes the development and implementation of plans, policies, strategies and budgets for the growth and profitable operation of the Company. The CEO reports to the Board. While the Board has not adopted position descriptions for the committee chairs, it has adopted charters for each Board Committee. Each of the Committee charters is available on the Company’s website at www.tahoeresourcesinc.com.

Orientation and Continuing Education

             New directors participate in a formal orientation program regarding the role of the Board, its Committees and its directors, and the nature and operations of the Company’s business. Members of the Board are encouraged to communicate with management of the Company, external legal counsel and auditors, and other external consultants to educate themselves about the Company’s business, the industry, and applicable legal and regulatory developments.

             Board members belong to the following organization: Institute of Corporate Directors (John Bell), Institute of Chartered Accountants of British Columbia, the Financial Executive Institute (Lorne Anderson), Professional Engineers of Ontario (Ken Williamson), Society of Mining, Metallurgical and Exploration Engineers, National Society of Professional Engineers, the Mining and Metallurgical Society of America (A. Dan Rovig), and the Society of Mining Engineers (James Voorhees). Members of the Board are encouraged to take continuing education programs at our expense in order to keep themselves informed about current trends in corporate governance and to assist them in fulfilling their duty of stewardship of the Company. Members of the Board are also encouraged to visit exploration and operating properties to gain knowledge of the properties and the management organizations. The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the year ended December 31, 2011.

2011	Topic	Host Organization	Attended by
March	Attended industry and company presentations	Prospectors and Developers Association of Canada	John Bell
May/July	Mine tour to the Dominican Republic/Quebec	Goldcorp	John Bell
	Attended various educational events:	Institute of Corporate Directors	John Bell
• Impact of Social Media: “Who’s Monitoring the Company- Bloggers or the Board”
• Boards of Resource Companies
February	Mining conference	BMO	Ken Williamson
August	Copper mine tour	Ontario	Ken Williamson
October	Uranium mine tour	Tanzania	Ken Williamson
May/July	Mine tour at the Pueblo Viejo Mining Project, Dominican Republic; Eleonore Mining Project in Northern Quebec	Goldcorp	A. Dan Rovig
Sept. – May	Attended five or more professional meetings	Geological Society of Nevada	A. Dan Rovig
Sept. – May	Attended six or more professional meetings	Northern Nevada Section of the Society of Mining, Metallurgical and Exploration Engineers	A. Dan Rovig
November	Ethical Awareness and Decision Making U.S. Environmental Regulations: Beyond the Basics	Legal Compliance and Ethics Center	James Voorhees
The Company Code: Doing the Right Thing Mine Safety and Health Act: Basics
October	Board Committee Forum on Compensation	NADC Board Leadership Conference	James Voorhees
April	Coal mine tour	Spring Creek Mine, Montana	James Voorhees
April	Coal mine tour	Cordero Rojo Mine, Wyoming	James Voorhees
May	Project Finance for Mining	Insight Information	Lorne Anderson
August	Accounting and Reporting for Mining	Infonex	Lorne Anderson
October	Accounting Roundup for the Mining Industry Applying IFRS	Deloitte & Touche	Lorne Anderson
July, August, October and December	Toured a mining development project in Ghana	Keegan Resources	Paul Sweeney
September	Toured the Harper Creek development project in BC	Yellowhead Mining Inc.	Paul Sweeney
November	Round table forum on Board and Audit Committee oversight of corporate transactions.	Ernst & Young	Paul Sweeney
December	Two-day workshop on Environmental and Social Impact Assessments	RePlan Inc. and Keegan Resources	Paul Sweeney
June	Meadowbank mine tour, Nunavut	Agnico-Eagle Mines Ltd	Tanya Jakusconek
September	Cortez/Pipeline mine tour, Nevada	Barrick Gold Corporation	Tanya Jakusconek
October	Eleonore mine tour, Northern Quebec	Goldcorp Inc.	Tanya Jakusconek
October	Mine tour in Kisladag, Efemcukuru in Turkey and the Jinfeng and White Mountain in China	Eldorado Gold Corp.	Tanya Jakusconek
November	Niobec mine tour, Quebec	IAMGOLD	Tanya Jakusconek
December	Cerro Negro mine tour, Argentina	Goldcorp Inc.	Tanya Jakusconek

Ethical Business Conduct

             The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. The Board Governance Charter mandates directors, officers and employees to act ethically at all times and to acknowledge their adherence to the policies in the Code. In accordance with the provisions of the Code and applicable corporate law, any director or executive officer who holds a material interest in a proposed transaction or agreement involving the Company must disclose that interest to the Board and abstain from influencing or voting on approval of such transactions as appropriate.

             The Board monitors compliance with the Code by receiving reports from management as to any actual or alleged violations. In addition, each Board member and executive annually is required to read, acknowledge and accept the Code in writing as a condition of employment or Board service. The Code is available on SEDAR under the Company’s profile, and written copies of the Code may be obtained from us upon request.

Whistleblower Policy

             The Company adopted a written Whistleblower Policy (“Policy”) for the Company’s officers, directors and employees. The policy governs the reporting and investigation of allegations of suspected improper activities with respect to accounting, internal accounting controls or auditing matters, violations of law and general violations of the Code. It is the responsibility of all directors, officers and employees to report violations of suspected violations in accordance with the Policy, which is administered by the Audit Committee. The Whistleblower Policy is available on the Company’s website at www.tahoeresourcesinc.com.

Service on Other Boards

             The Company recognizes that its directors benefit from service on boards of other companies, so long as such service does not significantly conflict with the interests of the Company. The Corporate Governance Committee is obligated to evaluate the nature of and time involved in a director’s service on other boards in determining the suitability of individual directors for election (or re-election).

Assessments

             We have adopted a formal procedure for assessing and evaluating the aggregate skills and effectiveness of the Board as a whole and of individual directors, both as directors and as committee members. This function is carried out annually by the Corporate Governance and Nominating Committee and includes a review of directors and committee members against written criteria developed by the Committee. The criteria employed by the Governance Committee and the written Board expectations include independence, ownership of the Company’s shares, attendance at Board and committee meetings, continuing education and general participation and contributions to the Board’s function of reviewing the affairs of the Company.

Directors and Officers Insurance

             The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $10,000,000 with a $50,000 deductible per claim. The annual cost of coverage between January 1, 2011 and December 31, 2011 was approximately $56,000. The Company also offers its directors and senior officers indemnification against any liability that may be incurred by reason of his being or having been a director or officer. The indemnification, in compliance with the Business Corporations Act (British Columbia), is intended to protect the indemnitee from corporate litigation risks. The Company concluded that to attract and retain competent and experienced individuals to serve as directors or officers of the Company, it was reasonable and prudent to document the indemnitee’s right to indemnification for serving the Company.

APPOINTMENT OF AUDITOR

             KPMG LLP, Chartered Accountants, P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for re-appointment as auditor of Tahoe. KPMG LLP has been auditor of Tahoe since April 20, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

Share Option and Incentive Share Plan

             We have a Share Option and Incentive Share Plan that was adopted on April 21, 2010 (the “Plan”). The purpose of granting share purchase options (“Options”) and share awards (consisting of Deferred Share Awards and Restricted Share Awards, together referred to as “Awards”) under the Plan is to attract, retain and motivate employees, to compensate them for their loyalty and contribution to the Company’s long-term growth and development, and to encourage them to acquire and retain a proprietary interest in the success of the Company.

             A total of 10,602,600 Common Shares have been reserved for issuance under the Plan. Of those 10,602,600 Common Shares, 7,500,000 were reserved for issuance under Options and 3,102,600 Common Shares were reserved for issuance under Awards. As of March 8, 2012, there are 2,722,037 Options outstanding and 1,589,735 Deferred Share Awards outstanding (together, representing approximately 2.91% of the currently issued and outstanding Common Shares). As of March 8, 2012, 328,963 Common Shares have been issued pursuant to the exercise of Options or in respect of Deferred Share Awards, and 191,265 Common Shares have been issued in respect of Restricted Share Awards (together, representing approximately 0.4% of the currently issued and outstanding Common Shares). As of March 8, 2012, 4,449,000 Common Shares are reserved for issuance under Options and 1,321,600 Common Shares are reserved for issuance under Awards (together, representing approximately 4% of the currently issued and outstanding Common Shares).

             The material terms of the Plan are as follows:

  The Plan will be administered by the Compensation Committee.

  Options may be granted to employees, officers and directors of the Company or of any of its subsidiaries and to individuals who we engage to provide us, or any subsidiary, ongoing consulting, technical, management or other services under a written contract for an initial, renewable or extended period of 12 months or more.

  Awards may be granted to directors, officers, employees and consultants.

  The exercise price under Options will be the closing price of the Shares on the exchange on which the Shares are listed for trading on the day before the grant, or the weighted average of the trading prices for the Shares on the five trading days before the grant. If Options are granted before the Shares are listed for trading on an exchange, the exercise price will be the Offering Price.

  The terms of Options may not exceed five years and Options will be subject to vesting terms as determined by the Compensation Committee.

  Awards can be either (i) Deferred Share Awards (that is, Shares, subject to an Award, that have not yet been but will be issued and delivered to the recipient upon the passage of time, continued employment by the Company or upon such other terms and conditions as the Compensation Committee may determine), or (ii) Restricted Share Awards (that is, Shares, subject to an Award, that are issued but which will only be delivered to the recipient upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee may determine).

•	The maximum number of Shares that may be issued under the Plan to

	o	insiders, as a group, within any one-year period may not exceed 10% of the outstanding Shares at the time of the determination,

	o	any one insider and his or her associates within a one-year period may not exceed 5% of the outstanding Shares at the time of the determination,

	o	non-employee directors, as a group, may not exceed 5% of the outstanding Shares at the time of the determination.

•	Options may not be exercised after an optionee’s term of service to the Company has been terminated, except as follows

	o	in the case of death or retirement, up to one year from the date of death or retirement or the expiry date of the Option, whichever occurs first,

	o	in the case of disability, options will be exercisable as if the recipient were still providing services to the Company,

	o	in the case of voluntary termination of services or termination without cause, up to 30 days from the date of termination or the expiry date of the Option, whichever occurs first,

	o	in case of termination for cause, all rights to acquire Shares will terminate immediately unless otherwise determined by the Board,

o

in the event of a change of control of the Company or a take-over bid being made for Shares, the Compensation Committee may in its discretion provide in the case of a particular optionee that the Options held by that optionee may be exercised in full or in part at any time before vesting of those Options.

•	Awards that have not yet vested will expire once an optionee’s term of service to the Company has been terminated, except as follows

	o	in the case of death, retirement, disability, or in the event of a change of control of the Company, awards will immediately vest upon the effective date such employment or office is terminated.

•	Options and Awards are non-assignable.

•

Options may not be re-priced without shareholder and applicable regulatory approval. For this purpose, shareholder approval is to be by a majority vote at an annual or special meeting of shareholders; provided that insiders who hold Options that are subject to the proposed re-pricing may not vote on the proposal.

•	The Board may not, without Shareholder approval, amend the Plan or an Option or Award to

	o	increase the number of Shares reserved for issuance under the Plan,

	o	make any amendment that would reduce the exercise price of an Option (including a cancellation and reissue of an Option at a reduced exercise price),

o

extend the term of any Option beyond five years, except in the case where an Option will expire during a blackout period, in which case the term of the option may be extended to a date which is the 10th business day after the expiry date of the blackout period,

	o	permit assignments, or exercises other than by the optionee, except for an amendment that would permit the assignment of an Option for estate planning or estate settlement purposes,

	o	amend the Plan to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from a change in the corporate status of the Company,

	o	amend or delete any of the terms of the Plan that limit the number of Shares that may be subject to a recipient’s Options or Awards.

•	The Board may amend the Plan without Shareholder approval to

	o	make any amendment to the terms and conditions of the Plan necessary to ensure the Plan complies with applicable regulatory requirements,

	o	make adjustments to outstanding Options in the event of a change in the corporate status of the Company,

	o	change the termination provisions of an Option such that it does not extend the term of an Option beyond five years, regardless of whether an Option will expire during a blackout period,

	o	amend provisions of the Plan pertaining to administration of the Plan and eligibility for participation under the Plan,

	o	amend provisions of the Plan pertaining to the terms and conditions on which Options or Awards may be granted pursuant to the Plan, or

	o	make any amendments to the Plan that are of a “housekeeping nature”.

Equity Compensation Plan Information at December 31, 2011.

		Number of securities to be issued under equity compensation plans	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category		(a)	(b)	(c)
Share Option and Incentive Share Plan
• Options	2011	2,982,000	C$12.35	4,518,000
• Awards	2011	1,557,000	C$11.44	1,545,000

GENERAL INFORMATION

Interest of Certain Persons or Companies in Matters to be Acted Upon

             No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as otherwise set out herein.

Indebtedness of Directors and Executive Officers

             No director, nominee for election as a director, executive officer, employee or former director, executive officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed financial year.

Interest of Informed Persons in Material Transactions

             To the knowledge of management of the Company, no informed person (as defined in National Instrument 51-102) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or nominee had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries since the beginning of the most recently completed financial year, other than as set out herein.

Management Contracts

             There are no management functions of the Company which are to any substantial degree performed by an individual or company other than the directors or executive officers of the Company or a subsidiary.

ADDITIONAL INFORMATION

             Information contained herein is given as of March 8, 2012, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

             Additional information relating to Tahoe, including the comparative consolidated financial statements of Tahoe for the financial year ended December 31, 2011, together with the report of the auditors thereon and management’s discussion and analysis of Tahoe’s financial condition and results of operations for fiscal 2011, which provide financial information concerning Tahoe, can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents, as well as any additional copies of this Information Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable.

APPROVAL OF INFORMATION CIRCULAR

     The contents and mailing to Shareholders of this Information Circular have been approved by the Board.

(signed) A. Dan Rovig
Chairman of the Board
Vancouver, British Columbia
March 8, 2012

APPENDIX A

BOARD MANDATE

             The Board of Directors (the “Board”) of Tahoe Resources Inc. (the “Corporation”) is responsible for the stewardship and the general supervision of the management of the business and affairs of the Corporation in order to ensure the long-term financial strength of the Corporation and the creation of enduring shareholder value. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic plans and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and its underlying value of the Corporation.

             The Board shall be constituted at all times of a majority of directors who, as determined by the Board, are “independent” as defined under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading.

DUTIES & RESPONSIBILITIES OF DIRECTORS

             The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and by delegation through its standing committees, namely the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Health, Safety, Environment and Community Committee.

             In addition to these standing committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature, and may appoint new standing committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Corporation’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

Dealing with Management

The Board is responsible for approving the appointment of the Chief Executive Officer and all other senior management, and approving their compensation, following a review of the recommendations of the Compensation Committee, and is to see that succession planning programs are in place, including programs to train and develop management.

The Board will from time to time delegate to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business shall be reviewed by and are subject to the prior approval of the Board.

The Board is, through the Compensation Committee, to establish and update the Corporation’s executive compensation policy and is to ensure that such policy aligns management’s interests with those of the shareholders.

Board Organization

The Board will respond to recommendations received from the Corporate Governance and Nominating Committee and the Compensation Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair, Co-Chair(s) or lead director of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and is ultimately responsible for these matters and all other delegated responsibilities.

The Board supports the separation of the role of Chair from the role of Chief Executive Officer and, after the closing of the Corporation’s initial public offering, will select an independent Chair; however, the Board will be prepared to consider exceptions when that would be in the best interests of the Corporation.

The Board will oversee the assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including consideration of the appropriate size of the Board.

The Board will review selection processes for the identification and recommendation of new nominees to the Board.

The Board will ensure that an appropriate orientation and education program for new directors is in place and that educational opportunities are provided to continuing directors.

Strategic Planning

The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Corporation and its objectives and goals.

The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals.

The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Reporting Matters

The Board is responsible for adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its directions to management in light of changing circumstances affecting the Corporation.

The Board is responsible for approving the audited financial statements and interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

The Board is responsible for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

Policies and Procedures

The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Corporation is governed and approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

The Board is responsible for supporting a corporate culture of integrity and responsible stewardship and overseeing the discharge by the Corporation of its responsibilities as a good corporate citizen, including environmental, health and safety and social responsibilities.

The Board will enforce its policy respecting confidential treatment of the Corporation’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

The Board has approved, and will revise from time to time as circumstances warrant, policies to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation’s implementation of systems which accommodate feedback from shareholders.

Certain Individual Responsibilities of the Members of the Board

Each member of the Board is expected to attend all meetings of the Board, unless adequate notification of absence is provided.

Each member of the Board is expected to have reviewed all materials provided in connection with a meeting in advance of such meeting and be prepared to discuss such materials at the meeting.

One independent director of the Board will be responsible for receiving comments from shareholders and reporting to the whole Board on such comments on a regular basis.